

March 14, 2011

Jordan Glatt
Chief Executive Officer
Ads In Motion, Inc.
159 South Street
Morrison, NJ 07690

> **Re:** **Ads In Motion, Inc.**
> **Form 8-K**
> **Filed February 14, 2011**
> **File No. 000-53460**

Dear Mr. Glatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 – Entry into a Material Definitive Agreement, page 1

1.   Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between Ads in Motion and its affiliates, on one hand, and Magla Products and its affiliates, on the other, prior to the execution of the Share Exchange Agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

2.   Please disclose that in connection with the closing of the reverse acquisition of Magla, you issued 1,554,300 shares of our common stock and a warrant to purchase 1,200,000 shares of our common stock to an affiliate of Chris Carey, one of your directors. In addition, please disclose that in fiscal 2010 Magla paid $105,000 to Chris Carey

Advisors, LLC and an additional $45,000 in fiscal 2011. Also disclose that Chris Carey Advisors, LLC is entitled to a consulting fee of $20,000 per month for a period of eighteen months from the closing of the reverse acquisition of Magla.

Securities Purchase Agreement, page 2

3.   We note your disclosure that you issued 500,000 shares of your common stock to "the lead Purchaser in the Offering." Pursuant to Section 2.1 of the Securities Purchase Agreement, it appears that you issued 1 million shares of common stock to the initial purchasers on a pro rata basis based on subscription amounts. Please revise this disclosure to clarify that this 500,000 shares was part of that pro rata distribution. In addition, please refile a copy of the Securities and Purchase Agreement to include all omitted exhibits and schedules.

Lock-up Agreements, page 3

4.   Please specify that Mr. Glatt, Mr. Carey and Ms. Carpinello entered into these lock-up agreements in connection with the Securities Purchase Agreement and that 14,069,625 shares of common stock are subject to these restrictions.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 3

5.   With respect to the issuance of convertible debentures, please explain to us in detail how you applied the guidance in ASC Topic 815 in evaluating whether or not the debt conversion features for the issued debentures are embedded derivatives that you should separate from the debt hosts and account for at fair value. It is unclear whether these debentures meet the definition of conventional convertible debt as the conversion price is subject to adjustment for certain events. Please refer to applicable accounting literature in your response.

6.   Furthermore, if your analysis determined that the embedded conversion feature is not bifurcated under ASC Topic 815, please explain to us your consideration as to whether there is a beneficial conversion feature to be accounted for under ASC Subtopic 470-20.

7.   With respect to the issuance of the warrants A and B, we note that they may be exercised on a cashless basis. Please explain to us, in detail, how you accounted for warrants. Include in your response an explanation of how you determined whether or not the warrants should be classified within equity, with no adjustments for changes in fair value, or classified as a liability, at fair value with adjustments each period. See ASC Subtopic 815-40.

<u>If we are unable to adequately fund our operations, we may be forced to voluntarily file for deregistration of our common stock with the Commission, page 12</u>

8.   Please revise to provide an estimate of the costs you expect to incur in connection with compliance with the periodic reporting requirements required by the Commission.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

<u>Cost of Sales, page 17</u>

9.   We note that costs of sales are a significant portion of your revenue. Please provide specific detail regarding the expenditures included in "Cost of Sales," including any royalty payments due to your licensees. Please disclose the relative percentages of cost of sales that are fixed versus variable costs.

<u>Other Expenses, page 17</u>

10.   We note that other expenses decreased in the first nine months of 2010 compared to the first nine months of 2009. We also note that interest expense in 2010 was $743,049 but aggregate other expense was only $482,855. Please disclose any material revenue that partially offset your interest expenses in 2010.

<u>Liquidity and Capital Resources, page 18</u>

11.   Please provide a more detailed assessment of your financial condition and liquidity outlook. For example, disclose how long management expects that the private placement funds will sustain the company and how much additional financing the company will require to meet its cash needs during the next twelve months. Also provide more information about the company's specific spending commitments and funding requirements during your next twelve months. If you are unable to obtain additional funds, explain how that you impact your ability to perform existing contracts, acquire new business, and develop new products and services.

<u>Involvement in Certain Legal Proceedings, page 22</u>

12.   Please revise your disclosure to clarify whether your officers, directors or promoters have been involved in any such legal proceedings during the last <u>ten</u> years.

<u>Executive Compensation, page 22</u>

13.   Pursuant to Item 402(o)(7) of Regulation S-K, to the extent material, please identify all items included under All Other Compensation in the Summary Compensation Table.

Certain Relationships and Related Transaction, page 25

14.	Please disclose the material terms of the lease agreement for the Statesville, NC property, including lease payment amounts and the term of the lease.

Item 9.01 – Financial Statements and Exhibits, page 33

15.	We note that you have not provided conformed signatures on several of your material agreements and that you have omitted exhibits and schedules from these agreements as well. For example, we note that you do not provide the signatures of the secured parties or the investors on the Security Agreement or Securities Escrow Agreement, respectively. We also note that you did not file Schedule A to the Security Agreement. Please refile these agreements with conformed signatures and all exhibits and schedules or explain to us why you do not believe they are required to be provided pursuant to Item 601 of Regulation S-K.

16.	We note that you indicate that you have sought confidential treatment for portions of exhibits 10.14-10.16. Please submit a copy of your confident treatment request with your response letter. In addition, please file the redacted agreements as exhibits to your amended 8-K.

Exhibit 99.1
Audited Consolidated Financial Statements of Magla Products LLC

17.	Please update the audited financial statements and other financial information in your filing to include the year ended November 30, 2010.

Note 1 – Summary of Significant Accounting Policies, page 5

Revenue Recognition, page 7

18.	Disclose your revenue recognition policies for products sent directly from a foreign manufacturer to a retail customer.

19.	Tell us if you offer incentive arrangements such as slotting fee payments, cooperative advertising arrangements, buy-down programs, or other promotions to your customers. If so, please disclose your accounting policy for each type of arrangement and identify the income statement line item where it is reported.

Note 11—Related Party Transactions, page 13

20.	Please clarify the nature of the notes receivable owed to the Company "from members of the Company" for the periods presented and advise us. We view receivables from shareholders as being akin to unpaid subscription receivables or unpaid capital contributions. Explain to us why you do not present these receivables as deductions from equity on your balance sheet. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff's views concerning this subject.

Exhibit 99.2
Unaudited Interim Financial Statements of Magla Products LLC

21.   Please provide a signed copy of report of independent registered accounting firm.

Exhibit 99.3
Unaudited Pro Forma Combined Information of Ad in Motion Inc.

22.   Please disclose on page 4 and explain to us why in pro forma adjustment (A) you are giving effect to the issuance of 15,000,000 shares of common stock. We note under Item 1.01 on page 1 of the Form 8-K that 13,455,700 shares will be issued.

23.   Regarding pro forma adjustments (G) and (H) to the pro forma statements of operations for the nine months ended August 28, 2010 and pro forma adjustments (A), (B), (C), and (D) to the pro forma statements of operations for the year ended November 28, 2009, pro forma adjustments should only give effect to events that are directly attributable to the specific transaction, i.e. the merger with ADSO. They must also be factually supportable. It is unclear to us how these adjustments meet the conditions necessary for inclusion in your pro forma income statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor at (202) 551-3268 or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director